UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0157 Expires: August 31, 2019 Estimated average burden hours per response.....……... .3
Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒ Merger

☐ Liquidation

☐ Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Rainier Investment Management Mutual Funds

Unless otherwise indicated, each answer relates to the Rainier Small/Mid Cap Equity Fund, the Rainier Mid Cap Equity Fund and the Rainier Large Cap Equity Fund, collectively, the three remaining series of Rainier Investment Management Mutual Funds (the “Trust”).

3.	Securities and Exchange Commission File No.: 811-08270

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

601 Union Street, Suite 3525, Seattle, WA 98101

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David A. Hearth, Esq.
Paul Hastings LLP
101 California Street, 48th Floor
San Francisco, CA 94111
(415) 856-7007

7.
            Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Rainier Investment Management, LLC, c/o Manning & Napier Advisors, LLC, 290 Woodcliff Drive, Fairport, NY 14450

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end ☐Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Rainier Investment Management, LLC, 601 Union Street, Suite 3525, Seattle, WA 98101
 Manning & Napier Advisors, LLC, 290 Woodcliff Drive, Fairport, NY 14450

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Quasar Distributors, LLC, 615 East Michigan Street, Milwaukee, Wisconsin  53202

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): N/A

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.:  811-_____

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: June 1, 2017

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the shareholder vote took place: November 16, 2017 (with respect to the Rainier Mid Cap Equity Fund and the Rainier Large Cap Equity Fund) and December 26, 2017 (with respect to the Rainier Small/Mid Cap Equity Fund).

If No, explain:

II. Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes ☐ No

(a)
If Yes, list the date(s) on which the fund made those distributions: December 4, 2017 (with respect to the Rainier Mid Cap Equity Fund and the Rainier Large Cap Equity Fund) and January 16, 2018 (with respect to the Rainier Small/Mid Cap Equity Fund).

(b)	Were the distributions made on the basis of net assets?

☒ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Were any distributions to shareholders made in kind?

☐ Yes ☒  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
 Has the fund issued senior securities?

☐ Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☐ Yes ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $125,000

(ii)	Accounting expenses: $25,000

(iii)	Other expenses (list and identify separately): Proxy statement printing, mailing and tabulation expenses $320,000.

(iv)          Total expenses (sum of lines (i)-(iii) above): $470,000

(b)
How were those expenses allocated? Rainier Investment Management, LLC, the investment adviser to the various series of the Trust, and Hennessy Advisors, Inc., the investment adviser to the funds acquiring the various series of the Trust, allocated and paid the expenses.  Accordingly, the Trust did not bear any of those expenses.

Who paid those expenses?  See response to 22(b)

(c)	How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐Yes ☒ No

If Yes, describe the nature of the litigation or proceeding and the position taken by the fund in that litigation.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Hennessy Funds Trust (the Rainier Mid Cap Equity Fund and the Rainier Small/Mid Cap Equity Fund were merged into the Hennessy Cornerstone Mid Cap 30 Fund, and the Rainier Large Cap Equity Fund was merged into the Hennessy Cornerstone Large Growth Fund).

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-07168

(c)	If the merger or reorganization agreement has been filed with the Commission, state the filenumber(s), form type used and the date the agreement was filed:

Registration Statement on Form N-14.  The Agreement and Plan of Reorganization was incorporated by reference to Exhibit A to the Proxy Statement/Prospectus filed as Part A to that Registration Statement on Form N-14 on June 13, 2017.  The definitive Proxy Statement/Prospectus was filed pursuant to Rule 497 on July 14, 2017.  File Nos. 811-07168 and 333-218702.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copyof the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Rainier Investment Management Mutual Funds, (ii) she is the President of Rainier Investment Management Mutual Funds and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Michele T. Mosca
Name: Michele T. Mosca
Title: President Rainier Investment Management Mutual Funds